SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated August 20, 2004


                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                                Yes: |_| No: |X|


Enclosures:  Press Release dated August 3, 2004: Turkcell's subscriber base grows to 20.9 Million in Q2 2004

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Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: TURKCELL BoD DECISIONS DATED AUGUST 19, 2004

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: TURKCELL'S BoD AUTHORIZED MANAGEMENT FOR SETTLEMENT TALKS

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: S&P REVISES TURKCELL'S OUTLOOK TO POSITIVE FROM STABLE

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: TURKCELL PROVIDES UPDATE ON THE PROGRESS OF ITS IRAN INVESTMENT

TURKCELL LOGO


                                                           FOR IMMEDIATE RELEASE



           TURKCELL'S SUBSCRIBER BASE GROWS TO 20.9 MILLION IN Q2 2004


Istanbul, Turkey: August 3, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that its number of subscribers reached 20.9 million by the end of second quarter 2004, implying a 6% rise compared to the first quarter 2004 figure of 19.7 million.

Turkcell's postpaid subscribers totaled 5.0 million and prepaid subscribers amounted to 15.9 million, a 2% and 7% increase, respectively compared to the first quarter. The second quarter recorded a sizeable 75% increase in net new additions, 1,186,000 subscribers compared to the previous quarter's figure of 678,000. The postpaid subscribers made up 12% of the gross new subscribers acquired in the second quarter of 2004.

In the first half of 2004, Turkcell's gross new subscriber additions increased just slightly compared to the first half of 2003. Nevertheless, lower churn, achieved through segmented churn prevention activities and mass loyalty programs, reinforced expansion in the number of subscribers, as the first half 2004 net new additions registered a 27% increase amounting to 1.9 million compared to 1.5 million in the same period the previous year. The growth trend in subscribers continues in line with Turkcell's expectations, while the lower churn levels led to better than expected overall growth.

Mr. Muzaffer Akpinar, CEO, stated, "The favorable growth in the first quarter 2004 extended to this quarter and we realized a strong expansion in our subscriber base. We surpassed the 20 million milestone and reached 20.9 million subscribers. The main reason behind this achievement was our success in keeping churn levels under control with our mass and segmented retention efforts, which was also supported by the market environment. We maintain our positive outlook for 2004."

                               www.turkcell.com.tr

About Turkcell


Turkcell is the leading GSM operator in Turkey with 20.9 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 403 operators in 167 countries as of May 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.7 million subscribers as of March 31, 2004.


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

For further information please contact:



Contact:
                                        Citigate Dewe Rogerson
Turkcell:                               Europe:
Investors:                              Kate Delahunty
Koray Ozturkler, Investor Relations     Tel: +44-20/7282-2934
Tel: +90 212 313 1500                   Email: kate.delahunty@citigatedr.co.uk
Email: koray.ozturkler@turkcell.com.tr  or
                                        United States:
Murat Borekci, Investor Relations       Victoria Hofstad/Jessica Wolpert
Tel: + 90 212 313 1503                  Tel: +1-201-499-3500
Email: murat.borekci@turkcell.com.tr    Email: victoria.hofstad@citigatefi.com
investor.relations@turkcell.com.tr      jessica.wolpert@citigatefi.com

Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr



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

TURKCELL LOGO


                  TURKCELL BoD DECISIONS DATED AUGUST 19, 2004

    Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
                                 Markets Board.


                                                         Istanbul Stock Exchange

                                                                  ISTANBUL

Special Subjects:

The Board of Directors of Turkcell took the following decisions at their meeting dated August 19, 2004:

   2- It is decided to accept the resignation of one of Turkcell's Board Members, Mr. ERSIN REFIK PAMUKSUZER, and to elect Mr. GARY STEVEN BROWNING as representative of Cukurova Holding A.S. in his place as the new Board Member,

   3- It is decided to accept the resignation of our Board Members, Mr. AIMO ELOHOLMA and Mr. HARRI EERIK KOPONEN, and to elect Mr. KIM JUHANI IGNATIUS and Mr. ERDAL ASIM OTUZBIR as representatives of Sonera Holding BV as the new Board Members and to appoint Mr. ERDAL ASIM OTUZBIR as the Vice-Chairman of the Board of Directors,

   4- With respect to the Share Pledge Agreement executed by and between Savings Deposit Insurance Fund ("SDIF") and Cukurova Investment N.V. on 18.02.2004, a pledge was established in favor of the SDIF over a total number of 10,000,000,000 (ten billion) registered shares owned by Cukurova Investments N.V. and each with a nominal value of TL 1,000.- (one thousand Turkish Liras), such pledge shall be registered into the Share Book of Turkcell.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                        TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler                    Nihat Narin
                           Investor Relations                 Investor Relations
                           19.08.2004, 17:00                  19.08.2004, 17:00



For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL LOGO



            TURKCELL'S BoD AUTHORIZED MANAGEMENT FOR SETTLEMENT TALKS


    Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
                                 Markets Board.


                                                         Istanbul Stock Exchange

                                                                 ISTANBUL

Special Subjects:

The Board of Directors of Turkcell took the following decision at their meeting dated August 19, 2004:

The management of Turkcell was jointly authorized to make the required consultation and communication with the authorized authorities and to realize and execute any and all transactions and sign all documents with respect to the amicable settlement of;

1- The dispute regarding which items shall be included in the Gross Revenue, which is taken as the base for the definition of Treasury Share, with respect to article of the Concession Agreement for the grant of license regarding the installation and operation of GSM Pan Europe Mobile Telephone System, dated
13.02.2002 and executed among Turkcell, Turkish Ministry of Finance, Turkish Treasury, Turkish Ministry of Transportation and Turkish Telecommunication Authority; and

2- The dispute arisen with respect to the decree of Ankara 9th Administrative Court, dated 04.10.2000, regarding the call termination pricing regulation of the Interconnection Agreement, executed between Turkcell and Turk Telekom A.S. dated 24.04.1998 and other ongoing disputes with Turk Telekom A.S..



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                        TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler                    Nihat Narin
                           Investor Relations                 Investor Relations
                           19.08.2004, 17:00                  19.08.2004, 17:00



For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL LOGO


             S&P REVISES TURKCELL'S OUTLOOK TO POSITIVE FROM STABLE


    Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
                                 Markets Board.


                                                         Istanbul Stock Exchange

                                                                 ISTANBUL

Special Subjects:

Standard & Poor's Rating Services ("S&P") restated Turkcell's long-term foreign currency rating as "B," while revising its outlook to "Positive" from "Stable." S&P stated the positive impact of Turkey's long-term foreign currency rating upgrade, which will have a favorable reflection on Turkcell's foreign currency denominated costs and debt and that the developing positive macroeconomic environment should further reflect positively on Turkcell's continuing positive operational and financial performance, as the reason for this revision.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                         TURKCELL ILETISIM HIZMETLERI A.S.



                           Koray Ozturkler                    Nihat Narin
                           Investor Relations                 Investor Relations
                           18.08.2004, 09:30                  18.08.2004, 09:30




For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL LOGO


         TURKCELL PROVIDES UPDATE ON THE PROGRESS OF ITS IRAN INVESTMENT


    Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
                                 Markets Board.


                                                         Istanbul Stock Exchange

                                                                ISTANBUL

Special Subjects:

Various media outlets reported that an agreement has been reached concerning Turkcell's becoming the second GSM operator in Iran.


On February 18, 2004, Turkcell had announced that the Iranian officials informed Turkcell that the GSM 900/1800 license of the Islamic Republic of Iran was granted to the Irancell consortium led by Turkcell. Currently, the procedures set by the tender requirements continue and there is no new agreement signed between the parties. Irancell consortium shall be granted the 900/1800 GSM license in Iran upon the fulfillment of tender requirements, such as approval of compliance with the Foreign Investment Promotion and Protection Act ("FIPPA"), an agency of Iran, the establishment of the local company `Irancell' which will be the GSM operator in Iran, and the payment of the license fee totaling
(euro)300 million.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                      TURKCELL ILETISIM HIZMETLERI A.S.



                  Koray Ozturkler                Serkan Okandan
                  Investor Relations             Financial Control and Reporting
                  30.07.2004, 12:00              30.07.2004, 12:00



For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TURKCELL ILETISIM HIZMETLERI A.S.


Date:  August 20, 2004                    By:  /s/ MUZAFFER AKPINAR
                                               ---------------------------
                                          Name:  Muzaffer Akpinar
                                          Title: Chief Executive Officer